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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of August 2003
                           -----------

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F ____
                                       -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____      No  X
                                               -

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                         Board of Directors' Resolution

On August 27, 2003, the Board of Directors of Kookmin Bank has approved and ratified the following items:

Index to Exhibits

Exhibit 99.1  Stock Option Grant
Exhibit 99.2  Cancellation of Granted Stock Option
Exhibit 99.3 Revised Terms and Conditions of Strategic Alliance Agreement between Kookmin Bank and ING Bank N.V.
Exhibit 99.4  Purchase of Treasury Stock

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Exhibit 99.1 Stock Option Grant

On August 27, 2003, the Board of Directors has approved and ratified to grant Mr. Jin-Baek Jeong, who was newly elected as Chief Information Officer ("CIO") for its Information Technology Division, stock options to buy 30,000 registered common stock of Kookmin Bank.

Pursuant to the Article 13 of the Articles of Incorporation, this resolution is subject to the approval and ratification by the shareholders at the nearest forthcoming General Shareholders' Meeting.

1.1  Purpose of the grant

The purpose of the grant is to motivate the grantee to achieve the business targets.

1.2  Exercise method

Kookmin Bank may choose to grant stock by means of: 1) issuing new stock; 2) granting treasury stock; or 3) granting the equivalent amount of cash or treasury stock for the difference between the exercise price and the market price.

1.3  Exercise price: 40,500 Won

1.4  Exercise period

The exercise period is from August 28, 2006 to August 27, 2011.

1.5  Adjustment to the exercise price and the number of options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments to the price or the number of stock after the option grant date, the Board of Directors may adjust the number of options and the exercise price to reflect the changes.

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Exhibit 99.2 Cancellation of Granted Stock Option

On August 27, 2003, the board of directors of Kookmin Bank has approved and ratified to cancel stock options, granted on March 22, 2002 as described below.

2.1  Grantee and the number of shares to be cancelled

  .  Name of Grantee: Jae-In Suh

  .  Number of shares to be cancelled: 30,000 shares

2.2  Exercise price: 57,100 Won

2.3  Exercise period: March 23, 2005 to March 22, 2010

2.4  Reasons for the cancellation

Mr. Jae-In Suh, who had been appointed as Chief Information Officer ("CIO") on January 9, 2002, resigned on July 18, 2003, and accordingly he fell short of minimum required period of service for the rights to the stock option granted at the time of CIO appointment.

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Exhibit 99.3 Revised Terms and Conditions of Strategic Alliance Agreement
             between Kookmin Bank and ING Group

On August 27, 2003, the Board of Directors has approved and ratified the revised terms and conditions of the strategic alliance agreement with ING Group. The key summary of the revised agreement is as follows;

3.1  Strategic alliance

Exclusive alliance on bancassurance business has been revised as commercial relationship-based alliance.

3.2  ING's stake in Kookmin Bank

ING is required to hold its current stake of 3.87%(12,716,691 shares) in Kookmin Bank.

3.3 Mutual stake in ING Life Insurance Company, Korea and KB Investment Trust Management

Kookmin Bank and ING agreed to hold current mutual investment in ING Life Insurance Company, Korea Ltd. (20% owned by Kookmin Bank and 80% by ING Insurance International B.V.) and KB Investment Trust Management Ltd. (80% owned by Kookmin Bank and 20% by ING Insurance International B.V.) until the revised date of August 29, 2006 (previously, it was December 4, 2008).

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Exhibit 99.4 Purchase of Treasury Stock

On August 27, 2003, the Board of directors of Kookmin Bank has approved and ratified to purchase 650,000 shares of treasury stock through the Korea Stock Exchange (KSE) for settlement of possible exercise of stock options.

4.1  Purchase price

The Bank will put its buy orders during the opening auction of the KSE, and the bid price shall be in the range between 100% and 105% of the closing price of the preceding date.

If the Bank wants to make changes in the buy order during the session, the price shall be ranged between 1) higher price of i) the market price immediately preceding before the correction and ii) the best bid price, and 2) less than 10th price unit from the higher price.

4.2  Estimated purchase amount

Based on the market closing price of 41,050 Won on August 26, 2003, the estimated purchase amount would be 26,683 million Won

4.3  Purchase period

September 1, 2003 to November 30, 2003

4.4  Balance of treasury stock

As of August 27, 2003, Kookmin bank holds 3,000,000 shares, which represents 0.91% of the total stock issued and outstanding, as treasury stock pursuant to the Securities and Exchange Act of Korea and 16,089 shares pursuant to the Commercial Act of Korea.

4.5  Other information

The Bank's own funds will be used for the purchase and the purchase agent will be Daishin Securities Co.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
                                             ---------------------------------
                                             (Registrant)



     Date: August 27, 2003                   By: /s/ Jong-Kyoo Yoon
                                             ---------------------------------
                                             (Signature)

                                             Name:  Jong-Kyoo Yoon

                                             Title: Executive Vice President and
                                                    Chief Financial Officer

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